FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report as filed with the Kanto Local Finance Bureau, Japan on December 27, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: December 28, 2007	By:	/s/ Nilesh Trivedi
Name : Nilesh Trivedi
Title : Assistant Company Secretary

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 27, 2007

For Six-month Period:	From April 1, 2007 through September 30, 2007

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra
Group Compliance Officer & Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India

Personal Name or Corporate Name of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of Attorney-in-Fact:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Akitaka Anzai, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-5820

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India ("Indian GAAP"). In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "Company" are, as the context requires,

toICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 5, 2007 as quoted by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo (US$ 1 = ¥ 109.98), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs. 1 = ¥ 2.96 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo as at December 5, 2007.

3.
The fiscal year of the Company commences on April 1 and ends on March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.  For example, "fiscal 2007" refers to the year commenced on April 1, 2006 and ended on March 31, 2007.

4.	Figures in tables in this document have been rounded, subject to adjustment, if necessary, so that they may agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I. CORPORATE INFORMATION		1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1

II.	OUTLINE OF COMPANY	2
	1. Trends in Major Business Indices, etc.	2
	2. Nature of Business	7
	3. State of Affiliated Companies	8
	4. State of Employees	8

III.	STATEMENT OF BUSINESS	9
	1. Outline of Results of Operations, etc.	9
	2. State of Production, Orders Accepted and Sales	17
	3. Problems to be Coped with	17
	4. Material Contracts relating to Management, etc.	17
	5. Research and Development Activities	17

IV.	STATEMENT OF FACILITIES	18
	1. State of Major Facilities	18
	2. Plan for Installation, Retirement, etc. of Facilities	18

V.	STATEMENT OF FILING COMPANY	19
	1. State of Shares, etc.	19
	(1) Total Number of Shares, etc.	19
	(i) Total Number of Shares, etc.	19
	(ii) Issued Shares	19
	(2) Total Number of Issued Shares and Capital Stock, etc.	20
	(3) Major Shareholders	21
	2. Trends in Stock Prices	21
	3. Statement of Directors and Officers	22

- i -

VI.	FINANCIAL CONDITION	24
	1. Financial Statements for the Relevant Six-month Period	25
	2. Other Matters	26
	(1) Legal and Regulatory Proceedings	26
	(2) Subsequent Events	26
	3. Major Differences between United States and Japanese Accounting Principles and Practices	26
	4. Major Differences between Indian and Japanese Accounting Principles and Practices	28

VII.	TRENDS IN FOREIGN EXCHANGE RATES	33

VIII.	REFERENCE INFORMATION OF FILING COMPANY	34

PART II. INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.		35

I.	INFORMATION ON GUARANTY COMPANY	35

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	35

III.	INFORMATION ON BUSINESS INDICES, ETC.	35

- ii -

PART I.    CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change during the relevant six-month period.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with Indian GAAP.

Audited unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended								Year ended
Sr. No.	Particulars	September 30, 2007		September 30, 2007		September 30, 2006		September 30, 2005		March 31, 2007		March 31, 2007		March 31, 2006
		(Audited)				(Audited)		(Audited)		(Audited)				(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs.	14,847.30	JPY	43,948	Rs.	9,998.79	Rs.	6,106.39	Rs.	21,995.59	JPY	65,107	Rs.	13,503.88
	a) Interest/discount on advances/bills		11,022.63		32,627		7,227.36		4,554.32		16,096.31		47,645		10,206.59
	b) Income on investments		3,497.28		10,352		2,317.99		1,347.52		4,989.84		14,770		2,890.51
	c) Interest on balances with Reserve Bank of India and other interbank funds		284.46		842		404.10		155.56		808.56		2,393		335.46
	d) Others		42.93		127		49.34		48.99		100.88		299		71.32
2.	Other income		4,022.53		11,907		2,847.69		2,202.05		6,927.87		20,506		4,983.13
3.	A) TOTAL INCOME (1) + (2)		18,869.83		55,855		12,846.48		8,308.44		28,923.46		85,613		18,487.01
4.	Interest expended		11,582.35		34,284		7,455.79		4,406.36		16,358.50		48,421		9,597.45
5.	Operating expenses (e) + (f) + (g)		3,876.12		11,473		3,056.72		2,226.17		6,690.56		19,804		5,001.15
	e) Employee cost		1,041.75		3,084		749.72		470.20		1,616.75		4,786		1,082.29
	f) Direct marketing expenses		768.09		2,274		717.95		511.49		1,523.90		4,511		1,177.06
	g) Other operating expenses		2,066.28		6,116		1,589.05		1,244.48		3,549.91		10,508		2,741.80
6.	B) TOTAL EXPENDITURE (4) + (5) (excluding provisions and contingencies)		15,458.47		45,757		10,512.51		6,632.53		23,049.06		68,225		14,598.60
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)		3,411.36		10,098		2,333.97		1,675.91		5,874.40		17,388		3,888.41
8.	Provisions (other than tax) and contingencies		1,196.76		3,542		682.85		262.74		2,226.36		6,590		791.81
9.	Exceptional items		..		..		..		..		..		..		..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)		2,214.60		6,555		1,651.12		1,413.17		3,648.04		10,798		3,096.60
11.	Tax expense
	a) Current period tax		745.33		2,206		347.03		348.36		984.25		2,913		691.22
	b) Deferred tax adjustment		(308.41)		(913)		(70.93)		(45.25)		(446.43)		(1,321)		(134.69)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITIES (10)-(11)		1,777.68		5,262		1,375.02		1,110.06		3,110.22		9,206		2,540.07
13.	Extraordinary items (net of tax expense)		..		..		..		..		..		..		..
14.	NET PROFIT / LOSS FOR THE PERIOD (12)-(13)		1,777.68		5,262		1,375.02		1,110.06		3,110.22		9,206		2,540.07
15.	Paid-up equity share capital (face value Rs. 10/-)		1,110.66		3,288		892.92		740.92		899.34		2,662		889.83
16.	Reserves excluding revaluation reserves		43,641.32		129,178		22,657.47		12,975.38		23,413.92		69,305		21,316.16
17.	Analytical ratios
	(i) Percentage of shares held by Government of India		..		..		..		..		..		..		..
	(ii) Capital adequacy ratio		16.76%		..		14.34%		11.52%		11.69%		..		13.35%
	(iii) Earnings per share (EPS) for the period

	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/period) (in Rs.)		17.79		53		15.42		15.02	34.84		103		32.49
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/period) (in Rs.)		17.68		52		15.30		14.87	34.64		103		32.15
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off)		5,931.53		17,557		2,969.86		2,425.72	4,126.06		12,213		2,222.59
	ii) Net non-performing advances		2,970.94		8,794		1,509.23		1,032.51	1,992.04		5,896		1,052.68
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)		2.8%		..		1.9%		2.2%	2.1%		..		1.5%
	iv) % of net non-performing advances to net advances		1.4%		..		1.0%		1.0%	1.0%		..		0.7%
19.	Return on assets (annualised)		1.01%		..		1.02%		1.17%	1.09%		..		1.30%
20.	Aggregate of non-promoter shareholding
	• No. of shares		1,111,912,138		3,291,259,928		892,895,861		740,881,117	899,266,672		2,661,829,349		889,823,901
	• Percentage of shareholding		100		..		100		100	100		..		100
21.	Deposits		228,306.63		675,788		189,499.37		120,452.34	230,510.19		682,310		165,083.17
22.	Advances		207,121.07		613,078		155,403.49		107,070.97	195,865.60		579,762		146,163.11
23.	Total assets	Rs.	364,944.21	JPY	1,080,235	Rs.	282,372.54	Rs.	189,218.48	344,658.11	JPY	1,020,188	Rs.	251,388.95

Unconsolidated segmental information of ICICI Bank Limited for the period ended September 30, 2007
(Rs. in crore/JPY in ten-million)
		Six months ended								Year ended
Sr. No.	Particulars	September 30, 2007		September 30, 2007		September 30, 2006		September 30, 2005		March 31, 2007		March 31, 2007		March 31, 2006
		(Audited)				(Audited)		(Audited)		(Audited)				(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	Rs.	14,930.36	JPY	44,194	Rs.	10,697.75	Rs.	6,975.25	Rs.	23,479.37	JPY	69,499	Rs.	15,408.53
b	Investment Banking		4,712.76		13,950		2,982.26		2,005.06		7,066.20		20,916		4,170.24
	Total revenue		19,643.12		58,144		13,680.01		8,980.31		30,545.57		90,415		19,578.77
	Less: Inter Segment Revenue		773.29		2,289		833.53		(671.87)		1,622.11		4,801		1,091.76
	Income from Operations		18,869.83		55,855		12,846.48		8,308.44		28,923.46		85,613		18,487.01
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking		2,254.84		6,674		1,883.68		1,429.21		4,535.25		13,424		3,387.05
b	Investment Banking		1,175.72		3,480		469.49		265.90		1,377.55		4,078		539.77
	Total profit before tax & provisions		3,430.56		10,154		2,353.17		1,695.11		5,912.80		17,502		3,926.82
3.	Provisions
a	Consumer and Commercial Banking		1,162.52		3,441		675.99		206.15		2,196.86		6,503		732.02
b	Investment Banking		34.24		101		6.86		56.59		29.50		87		59.80
	Total provisions		1,196.76		3,542		682.85		262.74		2,226.36		6,590		791.82
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking		1,092.32		3,233		1,207.69		1,223.06		2,338.39		6,922		2,655.03
b	Investment Banking		1,141.48		3,379		462.63		209.31		1,348.05		3,990		479.97
	Total profit before tax		2,233.80		6,612		1,670.32		1,432.37		3,686.44		10,912		3,135.00
	Unallocated		19.20		57		19.20		19.20		38.40		114		38.40
	Tax		436.92		1,293		276.10		303.11		537.82		1,592		556.53
	Profit after tax		1,777.68		5,262		1,375.02		1,110.06		3,110.22		9,206		2,540.07
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking		(28,165.49)		(83,370)		(45,179.23)		(23,351.11)		(47,842.84)		(141,615)		(27,936.78)
b	Investment Banking		68,470.67		202,673		65,489.89		34,720.35		68,079.85		201,516		47,417.84
	Total capital employed	Rs.	40,305.18	JPY	119,303	Rs.	20,310.66	Rs.	11,369.24	Rs.	20,237.01	JPY	59,902	Rs.	19,481.06

Notes
1.	The above financial results have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.
The Sangli Bank Limited ("Sangli Bank") has merged with ICICI Bank Limited effective April 19, 2007 as per the order of Reserve Bank of India ("RBI") dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

3.
The Bank issued 75,686,388 equity shares (including over-allotment option) of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and Existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a public issue of equity shares, aggregating to Rs. 10,043.71 crore on July 5, 2007. At September 30, 2007, 17,402,172 equity shares are partly paid on which Rs. 500 per share has been paid up (Rs. 9.25 towards face value and Rs. 490.75 towards share premium).

4.
The Bank has also issued 49,949,238 American Depositary Shares ("ADSs") including over-allotment option of 6,497,462 ADSs at US$ 49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.

5.	During the quarter ended September 30, 2007, the Bank allotted 402,758 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the quarter ended September 30, 2007.

Opening balance	Additions	Disposals	Closing balance
8	14,327	14,330	5

7.
Provision for current period tax includes Rs. 11.78 crore towards provision for fringe benefit tax for the quarter ended September 30, 2007 (Rs. 24.26 crore for the six months ended September 30, 2007).

8.
US$ 750 million (Rs. 2,988.75 crore) of foreign currency bonds raised in fiscal 2007 for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by RBI regarding certain terms of these bonds.

9.
As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortization of premium on government securities, from “Income on investments” included in "Interest earned", which was earlier included in "Other income" amounting to Rs. 210.34 crore for quarter ended September 30, 2007 (Rs. 242.74 crore for quarter ended September 30, 2006), Rs. 445.64 crore for the six months ended September 30, 2007 (Rs. 509.27 crore for the six months ended September 30, 2006) and Rs. 998.70 crore for year ended March 31, 2007. Prior period figures have been reclassified to conform to the current classification.

10.	Previous period/year figures have been regrouped/reclassified where necessary to conform to current period classification.
11.	The financial results for fiscal 2007, six months ended September 30, 2006 and 2007 have been taken on record by the Board of Directors at its meeting held on October 19, 2007.
12.
The financial results for fiscal 2007, six months ended September 30, 2006 and 2007 have been audited by BSR & Co., Chartered Accountants, fiscal 2006 and six months ended September 30, 2005 have been audited S.R. Batliboi & Co., Chartered Accountants.

13.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

Supervision and Regulation

In October 2007, RBI issued amendments to guidelines on asset-liability management to improve the management of liquidity by banks and to provide a stimulus for development of the term-money market. RBI has advised banks to adopt a more detailed approach to measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days at present) in the statement of structural liquidity into three time periods - next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been permitted to undertake dynamic liquidity management and instructed to prepare the structural liquidity statement on a daily basis. Currently, banks monitor their cumulative mismatches across two time buckets of 1-14 days and 15-28 days.

In August 2007, RBI decided to regulate external commercial borrowings ("ECBs") by borrowers in India.  ECBs in excess of US$ 20.0 million per borrower would now be permitted only for foreign currency expenditure (and not for rupee expenditure). In addition, ECBs in excess of US$ 20.0 million would need to be retained overseas until actual requirement in India. For rupee expenditure, ECBs would be permitted only up to US$ 20.0 million, with the prior approval of RBI.

In August 2007, RBI issued a discussion paper on holding companies in banking groups, on which it has invited comments. In the discussion paper, RBI has stated that there are advantages in having a financial or bank holding company structure, for which a proper legal framework needs to be created. However, it has stated that it would be desirable to avoid intermediate holding company structures, of the type proposed by us for our insurance and asset management subsidiaries.

In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, RBI issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of tier I capital and perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of tier II capital. The guideline is not applicable to private sector banks subject to amendments to the Banking Regulation Act.

In October 2007, RBI issued guidelines regarding valuation of non-performing assets being put up for sale. Banks have been instructed to work out the net present value of the estimated cash flows associated with the realizable value of the available asset net of the cost of realization. The sale price should not be lower than the net present value. RBI has instructed banks to follow the same procedure in case of compromise settlements as well.

In November 2007, RBI issued draft guidelines for banks engaging recovery agents. RBI has asked banks to put in place a due diligence process for engagement of recovery agents, structured to cover individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place grievance redressal mechanism pertaining to the recovery process. Further, banks have been advised to ensure that recoveries happen through lawful means only. RBI has advised banks to initiate a training course for current and prospective recovery agents to ensure prudent recovery practices. The guidelines are currently under discussion.

Credit Policy Measures

Mid-Term Review of the Annual Policy Statement for Fiscal 2008

In its mid-term review announced on October 30, 2007, RBI raised the cash reserve ratio by 50 basis points from 7.0% to 7.5% while keeping the bank rate, repo rate and reverse repo rate unchanged.

Except as stated above, there have been no material changes.

3.	State of Affiliated Companies

ICICI Wealth Management Inc. ("ICICI WM") was incorporated as a 100% subsidiary of ICICI Bank Canada on July 28, 2006. ICICI WM received a Limited Market Dealer license from the Ontario Securities Commission on March 2, 2007, which permits ICICI WM to provide wealth management services to accredited investors and sophisticated investors as defined in Canadian regulations in Canada (except those in the provinces of Newfoundland and Labrador).

4.	State of Employees

As of September 30, 2007, ICICI Bank Limited had 36,789 permanent (including employees on probation) employees.

The Bank has also used the services of certain employees on contract basis. The contract is generally for a period of about one year. The average number of such employees during the six months ended September 30, 2007 were about 11,200.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

The following discussion is based on the audited unconsolidated financial results of ICICI Bank Limited for the six months ended September 30, 2007.

Profit before provisions and tax increased by 46.2% to Rs. 34.12 billion in the six months ended September 30, 2007 from Rs. 23.34 billion in the six months ended September 30, 2006, primarily due to a 28.4% increase in net interest income, and a 41.3% increase in non-interest income offset, in part, by a 26.8% increase in non-interest expense. Provisions and contingencies (excluding provision for tax) increased to Rs. 11.97 billion in the six months ended September 30, 2007 from Rs. 6.83 billion in the six months ended September 30, 2006 due to the higher level of specific provisioning on loans, particularly retail and rural loans reflecting the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans. Profit after tax increased by 29.3% to Rs. 17.78 billion in the six months ended September 30, 2007 from Rs. 13.75 billion in the six months ended September 30, 2006.

•
Net interest income (net of amortization of premium on government securities) increased by 28.4% to Rs. 32.65 billion in the six months ended September 30, 2007 from Rs. 25.43 billion in the six months ended September 30, 2006, primarily reflecting an increase of 28.5% in the average volume of interest-earning assets. As per guidelines issued by RBI amortization of premium on government securities is now deducted from interest earned. Previous period/years figures have been regrouped/re-classified based on current year's classification.

•
Non-interest income increased by 41.3% to Rs. 40.23 billion in the six months ended September 30, 2007 from Rs. 28.48 billion in the six months ended September 30, 2006, primarily due to a 24.6% increase in income from commission, exchange and brokerage and a 69.9% increase in income from treasury-related activities. Income from commission, exchange and brokerage primarily includes fees from structuring and advisory fees, fees from retail asset products and loan processing fees. Treasury related activities primarily include capital gains from sale of shares and government securities.

•
Non-interest expenses increased by 26.8% to Rs. 38.76 billion in the six months ended September 30, 2007 from Rs. 30.57 billion in the six months ended September 30, 2006, primarily due to a 39.0% increase in employee expenses and a 36.4% increase in other administrative expenses like rent, taxes and lighting charges and retail business expenses.

•
Provisions and contingencies (excluding provision for tax) increased to Rs. 11.97 billion in the six months ended September 30, 2007 from Rs. 6.83 billion in the six months ended September 30, 2006, primarily due to a higher level of specific provisioning on loans. Net provision on non-performing loans increased in the six months ended September 30, 2007 compared to six months ended September 30, 2006, primarily due to increase in provisioning on retail loans. The increase in provisioning on retail loans primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans.

•
Total assets increased by 29.2% to Rs. 3,649.44 billion at September 30, 2007 from Rs. 2,823.72 billion at September 30, 2006 primarily due to a 33.3% increase in advances and 23.3% increase in investments.Total assets (gross) of overseas branches increased to Rs. 608.08 billion at September 30, 2007 compared to Rs. 319.83 billion at September 30, 2006.

Net Interest Income

Net interest income (net of amortization of premium on government securities) increased by 28.4% to Rs. 32.65 billion in the six months ended September 30, 2007 from Rs. 25.43 billion in the six months ended September 30, 2006, reflecting primarily:

•	an increase of Rs. 695.11 billion or 28.5% in the average volume of interest-earning assets; and

•	net interest margin of 2.1% in the six months ended September 30, 2007 and September 30, 2006.

The average volume of interest-earning assets increased by Rs. 695.11 billion or 28.5% in the six months ended September 30, 2007, primarily due to an increase in average advances by Rs. 464.81 billion and increase in average investments by Rs. 205.75 billion. The increase in average advances was primarily due to increase in loans in overseas branches and retail loans. Retail advances, net of provisions and write-off, increased by 21.7% to Rs. 1,310.14 billion at September 30, 2007 from Rs. 1,076.79 billion at September 30, 2006 and advance in overseas branches increased to Rs. 369.94 billion at September 30, 2007 from Rs. 150.25 billion at September 30, 2006. The increase in average investments was primarily due to increased investment in government securities in line with the increase in our net demand and time liabilities.

Interest income increased by 48.5% to Rs. 148.47 billion in the six months ended September 30, 2007 from Rs. 99.99 billion in the six months ended September 30, 2006, primarily due to an increase of 28.5% in the average interest-earning assets to Rs. 3,136.53 billion in the six months ended September 30, 2007 from Rs. 2,441.42 billion in the six months ended September 30, 2006. Yield on average interest-earning assets increased to 9.5% in the six months ended September 30, 2007 from 8.2% in the six months ended September 30, 2006, primarily due to an increase in the yield on advances to 11.2% in the six months ended September 30, 2007 from 9.6% in the six months ended September 30, 2006. Yield on average interest-earning investments increased to 7.7% in the six months ended September 30, 2007 from 6.6% in the six months ended September 30, 2006.

The yield on advances has increased due to an increase in lending rates in line with the general increase in interest rates and an increase in the volume of certain high yielding loans. Our prime lending rate (ICICI Bank's benchmark lending rate) has increased by 250 basis points in the period from September 30, 2006 to September 30, 2007. Our benchmark rate for floating rate home loans has increased by 250 basis points in the same period. Yield on average interest-earning investments increased primarily due to an increase in the yield on government securities by 60 basis points to 7.1% in the six months ended September 30, 2007 from 6.5% in the six months ended September 30, 2006 and an increase in the dividend income from our investments in the assets of various funds. The amortization of premium on government securities in the six months ended September 30, 2007 was Rs. 4.46 billion compared to Rs. 5.09 billion in the six months ended September 30, 2006.

Total interest expense increased by 55.3% to Rs. 115.82 billion in the six months ended September 30, 2007 from Rs. 74.56 billion in the six months ended September 30, 2006, due to a 27.8% increase in average interest-bearing liabilities to Rs. 2,997.98 billion in the six months ended September 30, 2007 from Rs. 2,345.73 billion in the six months ended September 30, 2006 and an increase of 140 basis points in our cost of funds to 7.7% in the six months ended September 30, 2007 from 6.3% in the six months ended September 30, 2006. Cost of deposits increased to 7.8% in the six months ended September 30, 2007 from 6.0% in the six months ended September 30, 2006 as a result of the general increase in interest rates particularly in the last quarter of fiscal 2007 reflecting a tight systemic liquidity scenario and increases in deposit rates for retail and other customers. Total deposits at September 30, 2007 constituted 75.6% of our funding (comprising deposits, borrowings and subordinated debts) compared to 78.6% at September 30, 2006. Total deposits increased 20.5% to Rs. 2,283.07 billion at September 30, 2007 from Rs. 1,894.99 billion at September 30, 2006. The cost of borrowings increased marginally to 7.7% in the six months ended September 30, 2007 from 7.6% in the six months ended September 30, 2006.

Our net interest margin remained constant at 2.1% in the six months ended September 30, 2007 as compared to six months ended September 30, 2006. Our net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of retail deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

Interest rates in the Indian banking system have continually increased over the last two years. During the last quarter of fiscal 2007, the Indian markets experienced volatility and sharp increases in interest rates and we experienced a sharp increase in our funding costs, which adversely impacted our net interest margin. It cannot be assured that we will be able to pass through all the increases in our funding costs to our lending customers. Any failure to pass the higher funding costs completely to our customers could adversely impact our net interest margin. Higher interest rates could also impact our fixed income trading and other investment portfolio adversely.

RBI has increased the cash reserve ratio requirement for banks from 5.0% at September 30, 2006 to 7.0% at September 30, 2007. From April 2007, the cash reserve ratio requirement is 6.5% of liabilities and from July 2007, is 7.0%. RBI makes no interest payments on these balances compared to the cash reserve ratio requirement of 5.0% of liabilities and effective interest payment of 1.4% on these balances in the period from April 1, 2006 to September 30, 2006. This has adversely impacted our net interest income in the six months ended September 30, 2007.

Non-Interest Income

The following table sets forth the principal components of our non-interest income for the periods presented.

	Six months ended September 30,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Commission, exchange and brokerage income	Rs. 19,446.9	Rs. 24,229.0	JPY 71,718	24.6%
Income from treasury-related activities (1)	5,089.1	8,647.6	25,597	69.9
Lease income	1,297.9	1,075.6	3,184	(17.1)
Other income (2)	2,643.0	6,273.1	18,568	137.3
Total non-interest income	Rs. 28,476.9	Rs. 40,225.3	JPY 119,067	41.3%
_____________
(1)	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.
(2)	Includes dividend from subsidiaries of Rs. 5,947.0 million for six months ended September 30, 2007 and Rs. 1,356.5 million for six months ended September 30, 2006.

Non-interest income increased by 41.3% to Rs. 40.23 billion in the six months ended September 30, 2007 from Rs. 28.48 billion in the six months ended September 30, 2006, primarily due to an increase in income from commission, exchange and brokerage, an increase in income from treasury-related activities and an increase in other income.

Income from commission, exchange and brokerage increased by 24.6% to Rs. 24.23 billion in the six months ended September 30, 2007 from Rs. 19.45 billion in the six months ended September 30, 2006, primarily due to growth in fee income from structuring and advisory fees, fees from retail asset products and loan processing fees. Fees from corporate banking and international business witnessed a strong growth in the six months ended September 30, 2007 as compared to six months ended September 30, 2006. Income from commission, exchange and brokerage excludes income from customer derivative transactions and merchant foreign exchange transactions.

Total income from treasury-related activities was Rs. 8.65 billion in the six months ended September 30, 2007, compared to Rs. 5.09 billion in the six months ended September 30, 2006, as we continued to capitalize on the opportunities created by the buoyant equity markets through divestment of certain of our non-core investments. Treasury income includes income from customer derivative transactions and merchant foreign exchange transactions. Treasury income for the six months ended September 30, 2007 is net of unrealized losses of Rs. 1.26 billion on unfunded credit derivatives. The marked-to-market provision on such credit derivatives is subject to risk of further widening of credit spreads.

Lease income decreased by 17.1% to Rs. 1.08 billion in the six months ended September 30, 2007 from Rs. 1.30 billion in the six months ended September 30, 2006, primarily due to a reduction in lease assets since we are not entering into new lease transactions. Our total leased assets were Rs. 8.91 billion at September 30, 2007 compared to Rs. 10.53 billion at September 30, 2006.

Other income increased to Rs. 6.28 billion in the six months ended September 30, 2007 compared to Rs. 2.64 billion in the six months ended September 30, 2006. Other income includes dividend income from subsidiaries and joint ventures, unrealized gains on rupee interest rate derivative transactions and profit on sale of fixed assets.

Non-Interest Expense

The following table sets forth the principal components of non-interest expense for the periods presented.

	Six months ended September 30,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Employee expenses	Rs. 7,497.2	Rs. 10,417.5	JPY 30,836	39.0%
Depreciation on own property (including non-banking assets)	1,743.7	1,888.5	5,590	8.3
Auditors' fees and expenses	10.0	11.8	35	18.0
Other administrative expenses	13,112.4	17,879.0	52,922	36.4
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	22,363.3	30,196.8	89,383	35.0
Depreciation (net of lease equalization) on leased assets	1,024.4	883.5	2,615	(13.8)
Direct marketing agency expenses	7,179.5	7,680.9	22,735	7.0
Total non-interest expenses	Rs. 30,567.2	Rs. 38,761.2	JPY 114,733	26.8%

Non-interest expense (excluding direct marketing agency expense and lease depreciation) increased by 35.0% in the six months ended September 30, 2007 to Rs. 30.20 billion from Rs. 22.36 billion in the six months ended September 30, 2006, primarily due to a 39.0% increase in employee expenses and a 36.4% increase in other administrative expenses.

Employee expenses increased by 39.0% to Rs. 10.42 billion in the six months ended September 30, 2007 from Rs. 7.50 billion in the six months ended September 30, 2006 reflecting a 33.9% increase in the number of permanent employees to 36,789 at September 30, 2007 from 30,977 at September 30, 2006 and annual increase in salaries. The increase in the number of employees was commensurate with the growth in business.

Other administrative expenses increased by 36.4% to Rs. 17.88 billion from Rs. 13.11 billion primarily due to the increased volume of business, particularly in retail banking, and includes maintenance of ATMs, insurance premium, collection expenses and other expenses. The number of branches (excluding foreign branches and OBUs) and extension counters increased to 950 at September 30, 2007 from 632 at September 30, 2006 pursuant to merger of Sangli Bank and opening of new branches. ATMs increased to 3,596 at September 30, 2007 from 2,336 at September 30, 2006.

We use marketing agents, called direct marketing agents or associates, for sourcing retail assets. We include commissions paid to these direct marketing agents of our retail assets in operating expenses. These commissions are expensed upfront and not amortized over the life of the loan. We incurred direct marketing agency expenses of Rs. 7.68 billion in the six months ended September 30, 2007 compared to Rs. 7.18 billion in the six months ended September 30, 2006.

Provisions and Contingencies

The following table sets forth the components of provisions and contingencies for the periods presented.

	Six months ended September 30,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net) (1)	Rs. 241.6	Rs. 101.3	JPY 300	(58.1)%
Provision for non-performing assets (2)	4,652.4	10,450.4	30,933	124.6
Provision for standard assets	1,340.0	890.0	2,634	(33.6)
Others	594.5	525.9	1,557	(11.5)
Total provisions and contingencies (excluding tax)	Rs. 6,828.5	Rs. 11,967.6	JPY 35,424	75.3%
__________
(1)	Excludes amortization of premium on government securities.
(2)
We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in our financial results.

We classify our loans in accordance with RBI guidelines. Provisions and contingencies (excluding provisions for tax) increased to Rs. 11.97 billion or 75.3% in the six months ended September 30, 2007 from Rs. 6.83 billion for the six months ended September 30, 2006, primarily due to higher level of specific provisioning on loans. Net provision on non-performing loans increased for six months ended September 30, 2007 compared to the six months ended September 30, 2006, primarily due to increase in provisioning on retail loans.

The increase in provisioning on retail loans primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans. Our net non-collateralized retail loans (including overdraft financing against automobiles) increased to about Rs. 201.00 billion at September 30, 2007 from Rs. 136.18 billion at September 30, 2006. Our non-collateralized retail loans constituted 15.3% of total retail advances as at September 30, 2007 as compared to 12.6% as at September 30, 2006. Our gross non-performing advances was Rs. 59.32 billion at September 30, 2007 compared to Rs. 29.70 billion at September 30, 2006 and our net non-performing advances was Rs. 29.71 billion at September 30, 2007 compared to Rs. 15.09 billion as on September 30, 2006.

Tax Expense

Income tax expenses increased to Rs. 4.37 billion in the six months ended September 30, 2007 from Rs. 2.76 billion in the six months ended September 30, 2006. The effective tax rate for the six months ended September 30, 2007 was 19.7% compared to 16.7% for the six months ended September 30, 2006. The effective tax rate continued to be lower than the statutory rates in the six months ended September 30, 2007, primarily due to the concessional rate of tax on capital gains, exemption of dividend income, deduction towards special reserve and deduction of income of off-shore banking unit. The tax provision for the six months ended September 30, 2007 was based on the estimated tax liability for the full fiscal year in line with applicable guidelines under Indian GAAP.

The Finance Act 2007 made Fringe Benefit Tax ("FBT") applicable on Employees' Stock Option Scheme ("ESOS"). We recover the FBT from our employees and it is accounted for in the balance sheet on the date of exercise of the stock option.

Financial Condition

Our total assets increased by 29.2% to Rs. 3,649.44 billion as at September 30, 2007 from Rs. 2,823.72 billion as at September 30, 2006, primarily due to increase in advances and investments. Net advances increased by 33.3% to Rs. 2,071.21 billion as at September 30, 2007 from Rs. 1,554.03 billion as at September 30, 2006, primarily due to an increase in term loans, loans in overseas branches and an increase in retail advances in accordance with our strategy of growth in our retail portfolio, offset, in part by reduction in advances due to repayments and securitizations. Total investments as at September 30, 2007 increased 23.3% to Rs. 1,022.89 billion as at September 30, 2007 from Rs. 829.92 billion as at September 30, 2006, primarily due to a 22.5% increase in government and other approved securities to Rs. 743.83 billion as at September 30, 2007 from Rs. 607.14 billion as at September 30, 2006 in line with the increase in our net demand and time liabilities. Banks in India are required to maintain a specified percentage, currently 25.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. Other investments (including debentures and bonds) increased by 25.3% to Rs. 279.06 billion as at September 30, 2007 compared to Rs. 222.78 billion as at September 30, 2006, reflecting an increase in investments in insurance and international subsidiaries and pass through certificates. Cash, balances with RBI and other banks and money at call and short notice as at September 30, 2007 were Rs. 340.25 billion compared to Rs. 238.26 billion as at September 30, 2006. Other assets, including fixed assets, increased to Rs. 215.09 billion as at September 30, 2007 from Rs. 201.52 billion as at September 30, 2006. Total assets (gross) of overseas branches (including offshore banking unit in Mumbai) increased by 94.0% to Rs. 608.08 billion as at September 30, 2007 from Rs. 319.83 billion as at September 30, 2006.

Our equity share capital and reserves as at September 30, 2007 was Rs. 447.52 billion as compared to Rs. 235.50 billion as at September 30, 2006, primarily due to the increase in the equity capital on account of our follow-on public offering of Rs. 192.63 billion during the year. Total deposits increased by 20.5% to Rs. 2,283.07 billion as at September 30, 2007 from Rs. 1,894.99 billion as at September 30, 2006. Our savings account deposits increased by 28.2% to Rs. 348.28 billion as at September 30, 2007 from Rs. 271.77 billion as at September 30, 2006, while other demand deposits increased by 55.2% to Rs. 229.99 billion as at September 30, 2007 from Rs. 148.19 billion as at September 30, 2006. Term deposits increased by 15.6% to Rs. 1,704.80 billion as at September 30, 2007 from Rs. 1,475.03 billion as at September 30, 2006. Total deposits as at September 30, 2007 constituted 75.6% of our funding (comprising deposits, borrowings and subordinated debts) compared to 78.6% as at September 30, 2006. Borrowings (including subordinated debt) increased to Rs. 735.85 billion as at September 30, 2007 from Rs. 516.01 billion as at September 30, 2006.

Recent Developments

Equity issue

We made a follow-on public offering of equity shares (including an over-allotment option) and ADSs via a prospectus dated June 26, 2007 and June 13, 2007, respectively, in an aggregate amount of Rs. 199,673.5 million. The expenses of the issue amounting to Rs. 1,846.6 million have been written-off against securities premium account as per the objects of the issue as stated in the prospectus. The details of the equity and ADS offerings are set forth in the table below.

	No. of equity shares	Amount of securities premium	Aggregate proceeds
	(Rupees in million, except no. of shares)
Equity shares of Rs. 10 each at a premium of Rs. 930 per share	61,923,519	57,588.9	58,208.1
Equity shares of Rs. 10 each at a premium of Rs. 880 per share(1)	32,912,238	28,962.7	29,291.9
Equity shares of Rs. 10 each at a premium of Rs. 930 per share issued under over-allotment option	13,762,869	12,799.5	12,937.1
49,949,238 ADSs at a price of US$ 49.25 per ADS (2), (3), (4)	99,898,476	98,237.4	99,236.4
Total	208,497,102	197,588.5	199,673.5
__________
(1)
Includes 17,402,172 partly paid up equity shares of Rs. 10 each at a premium of Rs. 880 per share, on which Rs. 500 is to be paid on application and allotment and the balance amount of Rs. 390 payable on one call to be made within 6 months from the date of allotment.

(2)	Includes 6,497,462 ADSs issued on exercise of the over-allotment option.
(3)	1 ADS = 2 equity shares of Rs. 10 each.
(4)	Converted at US$ 1 = Rs. 40.34, being noon buying rate on the date of allotment.

Merger of Sangli Bank Limited

Sangli Bank was amalgamated with ICICI Bank with effect from April 19, 2007 as per the terms of a Scheme of Amalgamation approved by RBI via its order DBOD No. PSBD 10268/16.01.128/2006-07 dated April 18, 2007 under section 44A(4) of the Banking Regulation Act, 1949 (the "Scheme"). Sangli Bank is a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949. The consideration for the amalgamation was 100 equity shares of ICICI Bank of face value Rs. 10 each fully paid-up for every 925 equity shares of Rs. 10 each of Sangli Bank. Accordingly on May 28, 2007, ICICI Bank allotted 3,455,008 equity shares of Rs. 10 each, credited as fully paid up, to the shareholders of Sangli Bank.

As per the Scheme, the entire undertaking of Sangli Bank, including all its assets and liabilities were transferred/deemed to be transferred to and vest in the Bank with effect from April 19, 2007 and all branches of Sangli Bank started operating as ICICI Bank branches.

The amalgamation has been accounted for as per the Scheme in accordance with the purchase method of accounting. Excess of the paid-up value of the shares issued over the fair value of the net assets acquired and amalgamation expenses totaling of Rs. 3.5 billion has been written off from the share premium account as per the terms of the Scheme.

2.	State of Production, Orders Accepted and Sales

Please refer to " - II. - 2. Nature of Business" and " - III. - 1. Outline of Results of Operations".

3.	Problems to be Coped with

There has been no material change during the relevant six-month period.

4.	Material Contracts relating to Management, etc.

There has been no material change during the relevant six-month period.

5.	Research and Development Activities

There has been no material change during the relevant six-month period.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarter is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

At September 30, 2007, we had a network consisting of 918 branches (excluding foreign branches and OBU SEEPZ (Santa Cruz Electronics Export Processing Zone)), 32 extension counters and 3,596 ATMs. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, we have 18 controlling/administrative offices including the registered office at Vadodara and the corporate headquarter at Mumbai, 36 regional processing centers in various cities and one central processing center at Mumbai. We also have a branch each in Bahrain, Dubai International Finance Centre, Hong Kong, OBU SEEPZ, Qatar, Singapore, Sri Lanka, and the United States and one representative office each in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and United Arab Emirates. We also provide residential and holiday home facilities to employees at subsidized rates.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change during the relevant six-month period.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares, etc.

(As of September 30, 2007)

Number of Shares Authorised to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10 each	1,111,912,138 shares	163,087,862 shares
15,000,000 shares of Rs. 100 each(1)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil
 _____________
(1)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Company in accordance with the Articles of Association of the Company and subject to the legislative provisions.

(ii)	Issued Shares

(As of September 30, 2007)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association
Registered shares, with par value of Rs.10 each	Ordinary shares	1,111,912,138 shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADSs on: New York Stock Exchange
Registered shares, with par value of Rs. 10,000,000 each	Preference shares	350 shares	Not applicable.
Total	-	1,111,912,488 shares	-

(2)	Total Number of Issued Shares and Capital Stock, etc.

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ Decreased	Number of Outstanding Shares After Increase/ Decrease	Amount of Share Capital Increased/ Decreased	Amount After Share Capital Increase/ Decrease
Total shares outstanding as on April 1, 2007		899,266,672		8,992,666,720
May 28, 2007	3,455,008	902,721,680	34,550,080	9,027,216,800	Allotment of 3,455,008 shares on amalgamation of erstwhile Sangli Bank Limited to Sangli shareholders
July 5, 2007	77,433,585	980,155,265	774,335,850	9,801,552,650	Issue of shares pursuant to follow on public issue in the domestic market (fully paid up shares)
July 5, 2007	17,402,172	997,557,437	160,970,091	9,962,522,741	Issue of shares pursuant to follow on public issue in the domestic market (partly paid up shares, Rs. 9.25 called up)
July 5, 2007	99,898,476	1,097,455,913	998,984,760	10,961,507,501	Issue of shares pursuant to follow on public issue by issuing ADS
August 6, 2007	13,762,869	1,111,218,782	137,628,690	11,099,136,191	Shares issued by exercising the over-allotment option pursuant to the follow on public issue
During fiscal year 2008 (Up to September 30, 2007)	693,356	1,111,912,138	6,933,560	11,106,069,751	Allotment of shares issued on exercise of options, under the ESOS 2000

(3)	Major Shareholders

(As of September 30, 2007)

Shareholder	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	324.13	29.2
Allamanda Investments Pte. Limited	84.75	7.6
Life Insurance Corporation of India	80.62	7.3
CLSA (Mauritius) Limited	44.10	4.0
Bajaj Auto Limited	38.41	3.5
Crown Capital Limited	29.16	2.6
Merrill Lynch Capital Markets ESPANA S.A. S.V.	28.81	2.6
Government of Singapore	19.27	1.7
Europacific Growth Fund	16.79	1.5
The Growth Fund of America, Inc	16.00	1.4
BMF - Bank Bees - Investment A/C	15.21	1.4
The New India Assurance Company Limited	13.50	1.2
Calyon	11.64	1.1

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2007

National Stock Exchange (NSE)
(in Rs.)
Month	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
High (yen)	962.90 (2,850)	951.15 (2,815)	955.45 (2,828)	1,003.65 (2,971)	915.50 (2,710)	1,062.40 (3,145)
Low (yen)	803.95 (2,380)	839.80 (2,486)	901.95 (2,670)	914.40 (2,707)	824.70 (2,441)	884.05 (2,617)

Bombay Stock Exchange (BSE)
(in Rs.)
Month	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
High (yen)	964.05 (2,854)	950.70 (2,814)	955.30 (2,828)	1,005.40 (2,976)	915.30 (2,709)	1,063.15 (3,147)
Low (yen)	803.95 (2,380)	841.45 (2,491)	901.90 (2,670)	914.25 (2,706)	825.80 (2,444)	883.85 (2,616)

New York Stock Exchange
(ADS)
(in US$)
Month	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
High (yen)	46.52 (5,116)	47.89 (5,267)	49.69 (5,465)	53.23 (5,854)	44.73 (4,919)	52.72 (5,798)
Low (yen)	36.53 (4,018)	40.29 (4,431)	45.96 (5,055)	44.16 (4,857)	38.03 (4,183)	43.79 (4,816)

3.	Statement of Directors and Officers

The Board of Directors of ICICI Bank Limited at its meeting on October 19, 2007 elevated Ms. Chanda Kochhar, Deputy Managing Director as Joint Managing Director & Chief Financial Officer.

Effective November 28, 2007, Ms. Vishakha Mulye, Group Chief Financial Officer has been appointed as Executive Director on the Board of ICICI Lombard General Insurance Company Limited.

Effective October 22, 2007, Dr. Nachiket Mor, Deputy Managing Director, is no longer serving on the Board of Directors of ICICI Bank and will act as the President of the "ICICI Foundation for Inclusive Growth" proposed to be established by ICICI Bank Limited.

The Board of Directors have appointed Mr. Sonjoy Chatterjee, Managing Director & CEO of ICICI Bank UK PLC. as an Executive Director of ICICI Bank Limited effective October 22, 2007, subject to approval of the shareholders.

The information for Mr. Sonjoy Chatterjee is as follows:
(As of November 30, 2007)
Position	Name (Age)	Biography	Term	Number of Shares Held
Executive Director	Mr. Sonjoy Chatterjee (39)
Mr. Sonjoy Chatterjee is a Bachelor of Engineering in Chemical Engineering and holds a Masters degree in Business Administration from IIM Bangalore. Mr. Chatterjee joined erstwhile ICICI Limited ("eICICI") in 1994 in the project finance department. During the period 1998-2000, he was Head-Strategic Support in the office of the Group Chief Executive Officer of eICICI. During 2000-2002, he was responsible for managing some of the key corporate relationships of eICICI. He moved to London in 2003 to set-up ICICI Bank's first
			October 21, 2012	30,925 shares

Position	Name (Age)	Biography	Term	Number of Shares Held
overseas subsidiary; ICICI Bank UK PLC. He is currently responsible for wholesale banking, government banking and international banking business.

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the “Bank”) for the six-month period ended September 30, 2007 presented in this document are the same ones included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 19, 2007, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 74 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six months period ended September 30, 2007 and 2006 were audited by B.S.R. & Co,. Chartered Accountants.  Since the complete set of the audited financial statements and independent auditor's report were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1= ¥ 2.96 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 5, 2007.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Financial Statements for the Relevant Six-month Period

Summary Profit and Loss Statement

	Six months ended
	September 30, 2006		September 30, 2007		Year ended March 31, 2007
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income[1]	2,543	753	3,265	966	5,637	1,669
Non-interest income (excluding treasury)	2,590	767	3,653	1,081	5,915	1,751
-Fee income	2,240	663	2,914	863	5,012	1,484
-Lease & other income	350	104	739	219	903	267
Less:
Operating expense	2,237	662	3,020	894	4,979	1,474
Expenses on direct market agents (DMAs) [2]	718	213	768	227	1,524	451
Lease depreciation	102	30	88	26	188	56
Core operating profit	2,076	614	3,042	900	4,861	1,439
Treasury income	258	76	369	109	1,013	300
Operating profit	2,334	691	3,411	1,010	5,874	1,739
Less: Provisions	683	202	1,197	354	2,226	659
Profit before tax	1,651	489	2,215	656	3,648	1,080
Less: Tax	276	82	437	129	538	159
Profit after tax	1,375	407	1,778	526	3,110	921

1.	Net of premium amortisation on government securities of Rs. 2.43 bn in Q2-2007, Rs. 2.10 bn in Q2-2008, Rs. 5.09 bn in H1-2007, Rs. 4.46 bn in H1-2008 and Rs. 9.99 bn in FY2007.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

	September 30, 2006		September 30, 2007		March 31, 2007
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Assets
Cash balances with Banks & SLR	84,539	25,024	108,397	32,086	104,489	30,929
-Cash & bank balances	23,825	7,052	34,025	10,071	37,121	10,988
-SLR investments	60,714	17,971	74,372	22,014	67,368	19,941
Advances	155,403	45,999	207,121	61,308	195,866	57,976
Other Investments	22,278	6,594	27,916	8,263	23,890	7,071
Fixed & other assets	20,153	5,965	21,510	6,367	20,413	6,042
Total	282,373	83,582	364,944	108,023	344,658	102,019
Liabilities
Networth	23,550	6,971	44,752	13,247	24,313	7,197
-Equity capital	893	264	1,111	329	899	266
-Reserves	22,657	6,706	43,641	12,918	23,414	6,931
Preference capital	350	104	350	104	350	104
Deposits	189,499	56,092	228,307	67,579	230,510	68,231
Erstwhile ICICI borrowings	11,400	3,374	9,917	2,935	10,837	3,208
Other borrowings	40,201	11,899	63,668	18,846	59,824	17,708
Other liabilities	17,373	5,142	17,950	5,313	18,824	5,572
Total	282,373	83,582	364,944	108,023	344,658	102,019

2.	Other Matters

(1)	Legal and Regulatory Proceedings

At September 30, 2007, there were 27 litigations (each involving claims of at least Rs. 10 million) against ICICI Bank, in the aggregate amount of approximately Rs. 94.16 billion (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). At September 30, 2007, three litigations were pending against ICICI Bank's directors in an aggregate amount of approximately Rs. 16.89 million (to the extent quantifiable). There were five litigations where amounts claimed from ICICI Bank are at least Rs. 1.0 billion.

(2)	Subsequent Events

There has been no material change during the relevant six-month period.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2007 include notes describing the differences between accounting principles generally accepted in India and those in the Untied States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities”.

Under Japanese accounting principles, a concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss in the profit and loss account on venture capital investments. Quoted investments are generally valued at the closing market price at year-end. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from purchasing a business amortized within five years and goodwill arising from purchasing a company that was subsequently consolidated was amortized within twenty years under the Commercial Code Enforcement Regulation of Japan. However, as a result of the adoption of Accounting Standards for Business Combinations, effective for the fiscal year beginning on and after April 1, 2006, goodwill arising from business combinations is now required to be amortized over a period not exceeding 20 years.

(4)	Share-based compensation

The Bank adopted the modified prospective method in which compensation costs is recognized from the year ended March 31, 2007 based on the requirements of Statement No. 123R, for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement No. 123 for all awards granted to employees prior to April 1, 2006 that remain unvested.  Previously, the Bank was using the intrinsic value method to account for its employee stock-based compensation plans. 123R requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

Under Japanese accounting principles, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation. This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006). Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Loan origination fees

Loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, hedge accounting was generally achieved by deferring gains and losses arising from changes in fair value of hedging instruments as an asset or liability until when the gain or loss on the hedged item is recognized in the statement of income. However, as a result of the adoption of “Accounting Standards for Presentation of Net Asset in the Balance Sheet”, effective for the fiscal year ending on and after May 1, 2006, deferred gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method the Bank’s share of each of the assets, liabilities, income and expenses is reported as separate line items in the consolidated financial statements.

Under Japanese accounting principles, there is no concept of proportionate consolidation method.

(2)	Stock issue costs

The expenses of the issue have been charged to the share premium account.

Under Japanese accounting principles, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognised and gains / losses are recorded net of allowance for credit losses only if the Bank surrenders the rights to benefits specified in the loan contract. Net income arising from sale of loan assets through direct assignment without recourse obligation, is recognised at the time of sale. With effect from February 1, 2006, in accordance with new guidelines issued by RBI, net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

Under Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank uses the intrinsic value based method as prescribed by the guidance note on ‘Accounting for Stock Options” issued by ICAI to account for its stock-based employees compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

Under Japanese accounting principles, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation. This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006). Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

In respect of gratuity benefit and other benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation. As per the transition provision of AS 15 (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in the liability on account of gratuity benefits created by the Bank at March 31, 2006 due to revised standard have been included in Schedule 2 (“Reserves and Surplus”).

Under Japanese accounting principles, defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

Net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account and those on other securities are recorded in equity.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

Under Japanese accounting principles, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments under reserves. Quoted investments are generally valued at the closing market price at year-end. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(10)	Provisions for loan losses

In case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires a provision equal to the present value of the interest sacrifice to be made at the time of restructuring.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(11)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/options are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(12)	Impairment of fixed assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised by debiting the profit and loss account and is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, undiscounted cash flows are used for assessment of impairment.

(13)	Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(14)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

Under Japanese accounting principles, dividends are recognized upon approval in the annual general meeting.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between Indian rupees, which is the currency in which the financial statements of the Bank are presented, and Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.
Extraordinary Report pursuant to
paragraph 4 of Article 24-5 of the
Securities and Exchange Law of Japan,
and Paragraph 1 of Article 19, and
Sub-Paragraph 1 of Paragraph 2 of
Article 19 of the Ordinance of Cabinet
Office relating to Disclosure of

Corporations and the attachments thereto	filed on July 2, 2007

2.	Amendment to the Extraordinary Report
mentioned in 1. above	filed on August 17, 2007

3.	Annual Securities Report
and the attachments thereto	filed on September 28, 2007

PART II.    INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.